Teachers Financial Investment Corporation

Footnotes to Financial Statements
As of and for the Year-Ending
December 31, 2015

Note 1 - General

Teachers Financial Investment Corporation (the "Company") was incorporated on August 2, 2006. The Company's business is based on assisting the teaching community with its 403(b) TSA and other investment needs. The Company was registered as a broker-dealer under the Securities and Exchange Act of 1934 on August 3, 2007. The Company commenced security transactions in October 2007.

The Company is registered with the Securities and Exchange Commission (the "Commission") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, as the Company is the Company shall maintain a "Special Account for the Exclusive Benefit of customers"), and does not hold funds or securities for, or owe money or securities to, customers. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

The Company, like other securities firms, is directly affected by general economic market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the Company statement of financial condition as well as its liquidity.

Note 2 – Summary of Significant Accounting Policies

Risks, Uncertainties and Concentrations

Net Capital Requirements

The Company must maintain, at all times, minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital of less than 15 to 1, as defined under Commission Rule 15c3-1, "Net Capital Requirements for Broker Dealers." As of December 31, 2015, the Company had net capital of $17,368, which was $12,368 in excess of the required minimum net capital, and had a ratio of aggregate indebtedness to net capital of 20.60% as of December 31, 2015.

Cash

At times, the Company may maintain cash balances in excess of the Federal Deposit Insurance Corporation ("FDIC") and Securities Investor Protection Corporation ("SIPC") limits per customer per financial institution, respectively. At December 31, 2015, the Company has no cash balance that was in excess of the FDIC and SIPC limits, respectively.

Customers

One Hundred and Twenty- One customers accounted for all of the Company's revenues in 2015.

Cash Equivalent

The Company considers all highly liquid investments with original maturities of three months or less when purchased, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates affect the reported amounts of revenues and expenses during the reporting period.

Revenue Recognition

Commission income is related to mutual fund and variable annuity and is recorded upon the close of the related transaction.

Liquidity and Risks

The Company has a limited operating history and relies on a small group of customers for all of its operating cash flow.

The Company's continued operational success is dependent on, among other factors, the Company's ability to continue to generate adequate cash flows from operations to fund its operations.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

In accordance with Accounting Standard Codification 350, Goodwill and Other ("ASC 350") formerly Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"), goodwill is defined as the excess of the purchase price over the fair value assigned to individual assets acquired and liabilities assumed and is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the Company's fourth fiscal quarter or more frequently if indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company's reporting units with each respective reporting unit's carrying amount, including goodwill. The fair value of reporting units is generally determined using the income approach. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the second step of the goodwill impairment test is performed to determine the amount of any impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. In accordance with ASC 350, no amortization is recorded for goodwill with indefinite useful life

Note 3 – Commitments and Contingencies

Indemnities and Guarantees

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying financial statements.

Note 4 – Subsequent Events

Management's evaluation of estimates, assumptions, and subsequent events considered in the preparation of these financial statements is limited to information readily available as of March 7, 2016, the date that the financial statements were available to be issued. There were no transactions or events that required disclosure as subsequent events.